May 4, 2018

Ms. Deborah O’Neal
Senior Counsel
Division of Investment Management
Office of Disclosure Review and Accounting
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:
Procure ETF Trust II (the “Trust”) Registration Statement on Form N-1A

Registration Numbers 333-222463; 811-23323

Filed: January 8, 2018

Dear Ms. O’Neal:

On behalf of the Procure ETF Trust II (“Trust”) sponsored by our client, ProcureAM, LLC (“Advisor”), we are submitting this correspondence in response to your comments to the Trust’s registration statement on Form N-1A (“Registration Statement”).

On behalf of the Trust and the Advisor, set forth below are the Registrant’s responses (“Responses”) to the comments received from you on behalf of the staff (“Staff”) in your letter dated February 6, 2018 (“Comment Letter”) concerning the Registration Statement. For your convenience, the headings and comments in bold text below repeat the captions and comments in the Comment Letter. Defined terms used herein but not otherwise defined, shall have the meaning set forth in the Registration Statement. Please note that only the substantive comments and changes are set forth in this letter. Typographical errors have been corrected but are not mentioned.

Please note that, at this time, the Advisor has decided to go forward only with the Procure Space ETF. Consequently, all of the language relating to the Procure Global Warming ETF has been removed from the amended prospectus and SAI. All references to plural “funds” have been revised to a singular “fund”. Given this change, only comments number 1, and numbers 20 – 48 have been answered as they relate to the Procure Space ETF.

REGISTRATION STATEMENT

1. Please advise us if you have submitted or expect to submit an exemptive application to allow the fund to operate as an exchange traded fund in connection with this registration statement. Please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting this exemptive relief.

Response: The Registrant has filed with the Securities and Exchange Commission an exemptive application which is currently being reviewed by the staff, and expects to file an amendment to the exemptive application within the week. The Trust will not request acceleration of the registration statement before an order for exemptive relief has been granted.

PROSPECTUS—PROCURE SPACE ETF

Principal Investment Strategy:

20.
We note that the name of the Fund, Procure Space ETF, is covered by the Names Rule. Please adopt an 80% policy to invest in companies who economic fortunes are significantly tied to addressing the space industry. In doing so, please specify the criteria that the Fund will use to determine whether a particular company’s economic fortunes are significantly tied to such industry. For example, the Fund could specify that at least 80% of its assets will be invested in companies that either: (1) receive 50% of their revenue or profits from the space industry; or (2) devote 50% of their assets to the space industry. Further, the Names Rule requires that the Fund provide shareholders with at least 60 days’ prior notice of any change in the 80% policy if the policy is not a fundamental policy under Section 8(b)(3) of the 1940 Act. Disclose that the Fund will provide shareholders with 60 days’ prior written notice if it changes its policy to invest in companies suggested by its name or that such policy is fundamental and may not be changed without shareholder approval.

Response: The Registrant has added disclosure regarding the adoption of an 80% policy and disclosure has been added regarding the selection of companies. Additionally, disclosure has been added regarding shareholder notice.

21.
 As disclosed in the statutory prospectus on page 12, please expressly state that the Fund intends to invest at least 80% of its net assets in the securities that comprise the Index. Also, confirm that the securities purchased by the Fund outside of those included in the Index will not be used to effectuate leverage.

Response: The requested disclosure has been added. In addition, the Registrant confirms that the securities purchased by the Fund outside of those included in the Index will not be used to effectuate leverage.

22.
 Describe the types of securities in which the Fund will invest (e.g., equity securities, target market capitalization, fixed income securities, credit quality standard, and maturity strategy). Please also add related risk disclosure.

Response: The Fund will be investing in small, medium and large-cap companies. Disclosure relating to the types of equity securities and the related risk disclosures has been added.

23.
The prospectus contains very little information concerning how companies are selected for inclusion in the Index. Please add disclosure concerning the index component selection methodology. Please also provide the staff with a courtesy copy of the “white paper” or similar documentation that describes the detailed index methodology pursuant to Rule 418 under the Securities Act.

Response: The prospectus has been updated to include more information about the Index Provider and the selection methodology. A courtesy copy of the Index Provider’s Rule Book will be sent to you under separate cover.

24.
The first sentence in the second paragraph of this section states, “The S-Network Space Index (SPACE Index) tracks a portfolio of companies that derive substantial revenue from space-related activities.” Please disclose the specific criteria used to determine whether a portfolio company’s activities are “space-related.” Please also disclose what percentage of revenue (e.g., 50%) is considered “substantial revenue.”

Response: Disclosure has been added regarding specific criteria used in the securities selection process and the percentage of revenue.

25.
The second sentence in the above-mentioned paragraph makes a similar statement, “The SPACE Index is designed to serve as an equity benchmark for globally traded stocks that are materially engaged in the space industry.” Describe the specific criteria used to determine whether portfolio companies are "materially" engaged in the space industry. Also, for clarity, consider replacing the word “stocks” with “portfolio companies” in that sentence. We note that the fact that a company is merely “materially engaged” in the space industry would not be sufficient for the company to be counted by the Fund towards satisfying its 80% test under the Names Rule.

Response: The requested disclosure has been added to the prospectus.

26.
In the third paragraph of this section, you disclose that the Index is divided into two tranches. The first tranche consists of “non-diversified companies that derive the majority of their revenues from space-related activities” and the second tranche includes “diversified companies that play a significant role in the production of space technology and equipment.” Disclose how diversification is measured for portfolio companies that are included in both tranches of the Index. Also disclose the specific criteria used to determine whether such companies “play a significant role in the production of space and technology equipment.” Also confirm to us that the second tranche companies will not be counted by the Fund towards satisfying its 80% test under the Names Rule.

Response: Further discussion has been added regarding the two tranches. The Registrant confirms that the second tranche companies will not be counted by the Fund toward satisfying its 80% test.

27.
Please disclose the target capitalization ranges for the portfolio companies in each tranche of the Index.

Response: The prospectus disclosure has been updated to state that all portfolio companies considered for inclusion in the Index must have a minimum capitalization of $100M USD.

28.
The second sentence of the third paragraph states, “Each tranche is capitalization weighted and weights are modified for free float and for percentage of space revenues.” Explain how "free float" and the "percentage of space revenue" of portfolio companies impact the targeted capitalization weights of each tranche of the Index. Are "free float" and "percentage of space revenue" weighted equally for these purposes? Please clarify the disclosure in plain English to address these questions in detail. See, General Instruction B.4(c) to Form N-1A.

Response: Disclosure has been added regarding free float capitalization and the percentage of revenue.

29.
The first sentence in the second paragraph says, "The S-Network Space Index (SPACE Index) tracks a portfolio of companies that derive substantial revenue from space-related activities (emphasis added).” The last sentence of the third paragraph states, “The SPACE Index derives approximately 75% of its revenues from the space industry.” Does this sentence mean that each portfolio company comprising the Index derives 75% of its revenue from the space industry or does 75% represent something else? To avoid potential investor confusion, please clarify and harmonize the disclosure.

Response: The prospectus disclosure has been updated.

30.
Consider moving the last three sentences of paragraph five from the summary to the statutory section of the prospectus or explain to the staff your rationale for including the disclosure in the Principal Investment Strategies section of the summary prospectus.

Response: The text has been moved from the summary section of the prospectus to the heading “Calculation Agent” in the SAI.

31.
Please revise the disclosure to indicate whether there is any minimum or maximum number of component securities in the Index. If there is no minimum or maximum number, please add related risk disclosure.

Response: Disclosure has been added regarding the minimum and maximum component securities in the Index.

Principal Risks:

32.
Add, where appropriate in the registration statement, liquidity risk disclosure informing shareholders that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund’s shares in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares. Further, if the screening process for the selection of securities requires a minimum trading volume, include this information in the disclosure.

Response: Disclosure concerning liquidity risk has been added to the prospectus.

33.
In regard to the Foreign Securities Risk disclosure, please disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this could lead to differences between the market price of the Fund’s shares and the underlying value of its shares.

Response: The comment has been accepted and the requested disclosure has been added.

Performance Information:

34.
This section states, “Historical information on the SPACE Index may be found on the S-Network website . . . .” Will back-tested performance for the Index be publicly available, including on the Index Provider's website? What disclosures will be on provided to inform investors that the information is back tested? Depending on your response, we may have additional comments.

Response: Back-tested performance for the Index will be publically available including on the Index Provider’s website. Disclosure making clear that this data is back-tested will precede the back-tested performance presentation. Disclosure will also include a statement that back-tested performance is not an indicator of future actual results, has inherent limitations, and that the results do not reflect performance or represent actual returns received by any investor.

35.
Please explain what entity is referenced by “S-Network” as this term has not been previously defined.

Response: The term “S-Network” has been defined.

Purchase and Sale of Fund Shares;

36.
Disclose that purchases and redemptions of creation units primarily with cash, rather than through in- kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it redeemed in-kind. In addition, please disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Fund will be redeeming in-kind only, therefore the requested disclosure regarding cash has not been added.

Overview:

37.
The last sentence of the first paragraph states, “The investment objective of each Fund is to replicate as closely as possible (emphasis added), before fees and expenses, the price and yield performance (before the Fund's fees and expenses) of a particular index (each, an “Underlying Index”) developed by its respective Index Provider.” This statement is inconsistent with the disclosure presented in the summary prospectus section of each Fund. See, "The Procure Advanced Global Warming ('AGW') ETF (the ‘Fund’) seeks investment results that correspond generally (emphasis added) to the performance, before the Fund’s fees and expenses, of an equity index called the [ ] Index (the 'Index'). . . . See also, “Procure Space ETF (the 'Fund') seeks investment results that correspond generally to the performance, before the Fund’s fees and expenses, of an equity index called the S- Network Space Index ('SPACE')." Please reconcile these inconsistencies.

Response: The disclosure has been conformed.

Descriptions of the Principal Investment Strategies of the Funds:

38.
The ninth paragraph of this section states, “Each of the Procure Advanced Global Warming ETF and the Procure Space ETF have also adopted a policy that it will, under normal circumstances, invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities that comprise its relevant Underlying Index.” Identical information is disclosed in the fourth paragraph of this section.

Response: The duplicate text has been deleted.

Management-Investment Advisor:

39.
Per Item 10 (a)(1)(i) of Form N-1A, "[d]escribe the investment adviser’s experience as an investment adviser."

Response: The Advisor is newly formed for the purpose of advising the Fund and has no other accounts under management. The day-to-day activities of the Fund will be managed by the portfolio managers of Penserra Capital Management LLC, the Sub Advisor, as described in the prospectus.

40.
Per Item 10(a)(1)(iii) of Form N-1A, provide "the period covered by the relevant annual or semi- annual report."

Response: The comment has been accepted and the disclosure has been updated.

Expense Limitation Agreement:

41.
Please confirm that the exceptions to the expenses paid for by the Adviser are detailed in each Fund’s Expense Limitation Agreement, which should be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the exceptions to the expenses paid for by the Advisor will be detailed in the Fund’s Expense Limitation Agreement which will be filed as part of a future Amendment to the Registration Statement.

42.
In this section the disclosure states, “The Advisor is permitted to recoup from a Fund previously waived fees or reimbursed expenses for five years from the fiscal year in which fees were waived or expenses reimbursed, as long as such recoupment does not cause such Fund’s operating expenses to exceed the then applicable expense cap.” Please note that generally the advisor is permitted to recoup waived fees or expenses within 3 years from the date of the waived expenses so long as the recoupment does not cause operating expenses to exceed the lesser of the operating expense limitation in place at the time of the waiver or the operating expense limitation currently in place. Because the waiver period exceeds 3 years, please confirm that each Fund has conducted a FAS 5 analysis and concluded that recoupment is not probable. In addition, confirm that the FAS 5 analysis has been provided to the auditor. Finally, disclose the terms and conditions of the recoupment in a footnote to the fee tables.

Response: The Advisor has limited the recoupment period to 3 years and the disclosure has been updated.

Other Service Providers:

43.
For each Fund's Index, please provide the staff with a list of proposed component securities.

Response: A copy of the list of current component securities will be sent under separate cover.

Distribution and Service Plan:

44.
Please confirm that the Board does not expect to approve the imposition of any Rule 12b-1 fees during the first 12 months of operations.

Response: The Registrant confirms that the Fund’s Board does not expect to approve the imposition of any Rule 12b-1 fees during the first 12 months of operations.

Indicative Intra-Day Value:

45.
Please supplement the Indicative Intra-Day Value (“IIV”) disclosure to specifically address (a) what the calculation includes and does not include (e.g., operating fees or other accruals), and (b) what types of values are used for underlying holdings (e.g., stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The Registrant believes that the disclosure currently contained in the prospectus is an accurate description of the IIV calculation and is the standard language used by the ETF industry.

Fund Website and Disclosure of Portfolio Holdings:

46.
Per Item 9(d) of Form N-1A, “State that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.

Response: The prospectus disclosure has been updated.

Privacy Policy:

47.
Disclosure in this section states, “The following notice does not constitute part of the Prospectus, nor is it incorporated into the Prospectus.” Remove this disclaimer or delete the Privacy Policy section from the Prospectus.

Response: The disclaimer has been removed.

STATEMENT OF ADDITIONAL INFORMATION

Members of the Board and Officers of the Trust:

48.
The Chairman of the Board is an Interested Trustee and the Board has not appointed a Lead Independent Trustee at this time. Please disclose in greater detail why the Board believes that this leadership structure is appropriate given the specific characteristics or circumstances of the Funds. See Item 17(b) of Form N-1A.

Response: The Board of Trustees of the Trust has not yet been selected; Trustees will be elected by the Trust’s Nominating and Governance Committee. A Lead Independent Trustee, if any, will be appointed by the Committee at the Trust’s Organizational Board Meeting, once held.

If you have any further questions or wish to discuss any of the Responses, please do not hesitate to call me at 212-655-2548 or Gregory Xethalis at 212-655-2521. We greatly appreciate your assistance with respect to the Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen Moriarty